UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM N-54A	OMB APPROVAL OMB Number: 3235-0237 Expires: April 30, 2006 Estimated average burden hours per response. . . 0.5
NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name:	Ares Capital Corporation
Address of Principal Business Office (No. & Street, City, State, Zip Code):	1999 Avenue of the Stars, Suite 1900 Los Angeles, CA 90067
Telephone Number (including area code):	(310) 201-4100
Name and address of agent for service of process:
Kevin Frankel, c/o Ares Management LLC,
1999 Avenue of the Stars, Suite 1900, Los Angeles, CA 90067

Copy to:

Michael A. Woronoff, c/o Proskauer Rose LLP,
2049 Century Park East, Suite 3200, Los Angeles, CA 90067

        Check one of the following:

☒
The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: April 20, 2004

☐
The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company: Not applicable

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company: Not applicable

The undersigned company certifies that it is a closed-end company organized under the laws of     Maryland     (state) and with its principal place of business in     California     (state); that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of     Los Angeles     and state of     California     on the 20th day of April, 2004.

[SEAL]		Signature	Ares Capital Corporation
(Name of Company)
		By	/s/ Antony P. Ressler
		(Name of director, officer, or general partner signing on behalf of the company)	Antony P. Ressler
		Title	Co-Chairman
Attest:	/s/ Kevin Frankel (Name)
Secretary (Title)
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